Exhibit 99.2

NICE Actimize Named Category Winner for Suitability in 2021 WealthTechAsia
Awards

Leveraging advanced AI and intelligent automation, NICE Actimize’s Sales Practices & Suitability solution helps align investment recommendations to a customer’s suitability profiles

Hoboken, N.J, October 12, 2021 – NICE Actimize, a NICE (NASDAQ: NICE) business, was named the winner in the “Suitability” category by WealthTechAsia Awards 2021. Sponsored by WealthBriefing, a publication of Clearview Financial Media and a leading global provider of business intelligence in the private banking and wealth management space, the awards program rewards achievement, top class performance, and innovation across Asia.

As judged by an expert panel drawn from the wealth management industry and members of the WealthBriefing editorial team, NICE Actimize emerged as the 2021 Suitability Winner in supporting wealth advisors and asset managers through the successful implementation of its holistic surveillance solutions offerings. According to WealthTechAsia, “In a comprehensive and well-argued submission, NICE Actimize showed how it prioritized its investment in the Wealth Management and Suitability area, applying cloud, artificial intelligence and advanced analytics to solving critical needs. This was the stand-out submission in this category that greatly impressed the judges.”

NICE Actimize SURVEIL-X Suitability solution is part of the SURVEIL-X Holistic Conduct Surveillance platform and provides coverage for a broad range of sales practices issues, helping firms meet current global regulatory requirements and helping advisors align investment recommendations with client’s investment objectives and suitability profiles.

“As we continue to grow our commitment to the Asian market, we are seeing widespread adoption of our surveillance solutions. As wealth management firms adapt to new customer demands, NICE Actimize’s advancements in sales practices & suitability make this transition easier,” said Chris Wooten, EVP, NICE. “Firms can use our solutions to meet regulatory obligations while managing client risk on a more holistic level to encourage lifelong customer relationships, all while building a robust suitability compliance program. We thank the expert panel of judges for their acknowledgment of our Wealth Management solutions.”

“This year’s inaugural WealthTechAsia awards was a highly competitive launch addressing Asia’s most important wealth management concerns,” said ClearView Financial Media’s CEO, and Publisher of WealthBriefing, Stephen Harris. “These awards recognize the very best operators in Asia wealth management, with ‘independence’, ‘integrity’ and ‘genuine insight’ the watchwords of the judging process - such that the awards truly reflect excellence in Asia wealth management.”

Recently, NICE Actimize launched SURVEIL-X Suitability for Wealth and Insurance, a comprehensive AI-powered surveillance and suitability solution that builds on the capabilities of NICE Actimize’s industry-leading SURVEIL-X Holistic Conduct Surveillance suite. A growing body of global regulations and recommendations are requiring financial services organizations to more closely monitor regulated employees; review their investment recommendations, transactions and accounts for suitability and undue risks; and ensure that mandated disclosures are being properly communicated.

Among these regulations in APAC are the Monetary Authority of Singapore's Private Banking Sales and Advisory Practices guidance and the Securities and Futures Commission’s and Hong Kong Monetary Authority’s suitability obligations.

Previously, NICE Actimize won “Best Compliance” technology solutions provider by WealthBriefing Europe, WealthTech Asia’s sister publication, in 2020.

For more information on NICE Actimize’s SURVEIL-X solutions, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.